SCHEDULE 13D

Amendment No. 3
Resorts International Incorporated
Common Stock
Cusip # 761185404
Filing Fee: No


Cusip # 761185404
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,033,438
Item 8:	None
Item 9:	4,926,862
Item 10:	None
Item 11:	4,926,862
Item 13:	13.05%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Resorts International Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1133 Boardwalk, Atlantic City, NJ 08401.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by six of the Fidelity Funds, and ten of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds received approximately 5,171,730 Shares of common stock pursuant to the Company's prepackaged plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"). The Shares were received as an exchange for $146,740,010 principal amount of the old series notes. In addition, the Fidelity Funds currently own 116,400 Shares of common stock from a previous reorganization of
the Company. 	The Fidelity Funds which own or owned Shares purchased in
the aggregate 0 Shares for cash in the amount of approximately $0, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 1,728,288 Shares sold aggregated approximately $1,442,292. The attached Schedule B sets forth Shares purchased and/or sold since November 24, 1994.

	The Accounts of FMTC received approximately 1,506,425 Shares of common stock pursuant to the Company's prepackaged plan of reorganization filed under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"). The Shares were received as an exchange for $42,742,500
principal amount of the old series notes. 	The Accounts of FMTC which own
or owned Shares purchased in the aggregate 0 Shares for cash in the amount of approximately $0, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 139,182 Shares sold aggregated approximately $115,475. The attached Schedule B sets forth Shares purchased and/or sold since November 24, 1994.

Item 4.	Purpose of Transaction.

	The Fidelity Funds and the Accounts acquired the Shares through the conversion of certain debt to equity in the Company's Chapter 11 Bankruptcy proceeding.

 	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 4,926,862 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 3,559,584 Shares, or approximately 9.43% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 1,367,278 Shares, or approximately 3.62% of the outstanding
Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 4,926,862 Shares, or approximately 13.05% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 3,559,584 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 1,367,278 Shares and sole power to vote or to direct the voting of 1,033,438 Shares, and no power to vote or to direct the voting of 333,840 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	December 29, 1994	By:	/s/Arthur Loring
	David C. Weinstein
							Clerk - FMR Corp.



SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B


Resorts International Incorporated

Five of the Fidelity Funds sold sold Shares since November 24, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-25-94  	4,400 	$0.88
	11-28-94	         8,249 	0.88
	11-29-94	       10,200 	0.88
	11-30-94	         4,900 	0.88
	12-05-94	         1,400 	0.88
	12-07-94	            200 	0.88
	12-09-94	         1,300 	0.88
	12-12-94	         1,000 	0.88
	12-14-94	       41,500 	0.81
	12-15-94	      127,500 	0.81
	12-16-94	      154,100 	0.81
	12-19-94	       48,000 	0.82
	12-20-94	       69,912 	0.82
	12-21-94	         9,900 	0.82
	12-22-94	       16,400 	0.82
	12-23-94	       80,800 	0.82
	12-27-94	       36,400 	0.88
	12-28-94	       86,500 	0.81


SCHEDULE B


Resorts International Incorporated

Four of the Accounts sold sold Shares since November 24, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-25-94	        600 	$0.88
	11-28-94	        600 	0.88
	11-29-94	        700 	0.88
	11-30-94	        400 	0.88
	12-05-94	        100 	0.88
	12-09-94	        100 	0.88
	12-14-94	     3,100 	0.81
	12-15-94	     9,900 	0.81
	12-16-94	    12,700 	0.81
	12-19-94	     4,000 	0.82
	12-20-94	     6,000 	0.82
	12-21-94	        800 	0.82
	12-22-94	     1,400 	0.82
	12-23-94	     9,200 	0.82
	12-27-94	     5,700 	0.88
	12-28-94	    13,500 	0.81